ChinaCache International Holdings Ltd.
6/F, Block A, Galaxy Plaza
No. 10 Jiuxianqiao Road Middle, Chaoyang District
Beijing, 100015
People’s Republic of China

March 10, 2011

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Maryse Mills-Apenteng, Special Counsel

Re:	ChinaCache International Holdings Ltd.
Registration Statement on Form F-1
File No. 333-171610

Dear Ms. Mills-Apenteng:

Reference is made to the Registration Statement on Form F-1 initially filed with the Securities and Exchange Commission (the “Commission”) by ChinaCache International Holdings Ltd. (the “Company”) on January 7, 2011 (File No. 333-171610) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective by the Commission, and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that the registration fee paid in connection with the Registration Statement will not be refunded.  The Company may re-file the Registration Statement with the Commission at a later date, and, in such case, it requests that the registration fee previously paid be credited for future use by the Company in accordance with rules under the Securities Act 457(p).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide the Company’s U.S. counsel, Ms. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (+852) 3910-4850.

Should you have any questions regarding this matter, please contact Ms. Julie Gao at +(852) 3740-4850. Thank you for your assistance.

Sincerely,

ChinaCache International Holdings Ltd.

By:	/s/ SONG WANG
Name:	Song Wang
Title:	Chairman and Chief Executive Officer

cc:	Robert Yong Sha, Chief Financial Officer, ChinaCache International Holdings Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP